August 27, 2012


Pamela Long
Assistant Director
United States Securities and Exchange Commission
100 F Street N. E.
Washington D.C. 20549

Re: Your comment letter dated July 24, 2012
    Free Flow, Inc.
    Registration Statement on Form S-1
    File Number 333-179909

Dear Ms. Long,

Thank you for your comments. I will number my responses to correspond with the number on your comments.

     1. Disclosed as requested

     2. The Company has come a long way on its business plan since the initial S-1 was filed. We now state that we have a commissioned salesperson who is showing our product to potential customers. We have a pool contractor showing our product and is prepared to install it.

     In addition the Company has:

     *    Purchased a patent on its product;
     *    Built and operated a model of its product successfully;
     *    Opened a web site to display its product;
     *    Published a sales brochure;
     * Signed a contract with a large pool construction company to install its product;
     *    Received additional funding in the form of a loan from its President;
     * Recruited a commission sales person within the pool industry who visits over 40 potential customers each week. He is distributing our brochures and is discussing our product with several customers. It is too early in these discussions to rate a probably of success. Our pool contractor is also in discussion with several potential customers.

     The Company plans an offering after the distribution to its new shareholders to attempt to raise additional capital. Please see answer to comment 9 for more information.

     Our Company is not a Blank Check Company in that it has a specific product and business plan (which it is executing, see above) and has no plans to merge with any other company.
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     3. The risk factor under "RISKS ASSOCIATED WITH OUR BUSINESS" has been updated. The risk factor under "RISKS ASSOCIATED WITH THIS OFFERING" has been removed. WE have changed risk factor to "NEED AND ABILITY TO RAISE ADDITIONAL CAPITAL"

     4. Added as suggested.

     5. revised as requested.

     6. We have made the requested corrections.

     7. Removed as requested.

     8. In connection with this distribution, Garden Bay has agreed to pay all the expenses except the audit and normal accounting. The Company feels that having proper financials, an audit, will assist it in finding investors who will invest in the Company.

     The purpose of the sale of 1,200,000 shares of stock to Garden Bay was to obtain a group of shareholders who could assist the Company in raising capital. By originally purchasing stock in Garden Bay they have shown an interest in investing in small start up companies. Finding a source of possible future investors may assist the Company in furthering its business plan. This offering will possibility provide liquidity to the Garden Bay shareholders if the Company is successful. If the Garden Bay shareholders take a greater interest in the Company, the more likely they are to invest.

     9. We now state there is no guarantee of success.9. The Company plans to make a private offering , not a "rights" offering. The group we plan to offer to is an affinity group made up of the Garden Bay shareholders on January 31, 2012 and who received the dividend in Free Flow shares. This is a specific group of shareholders that will not change and who are known to us at the present time. Under these circumstances, the Company does not consider this a general solicitation to the public and therefore would be exempt from registration "for sales not involving a public offering".

     10. Changed as requested

     11. The word "and" has been inserted.

     12. The contracts have been signed by all parties. This was an edgarizing error. It has been corrected.

     13. We have made the requested changes.

     14. We have amended to include the requested disclosures.

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     15. In an effort to satisfy the SEC's inquiry, we have sent correspondence to Mr. Henderson and the President of Garden Bay wherein we inquired about the Garden Bay shareholders' involvement with blank check or development stage companies that either continue as development stage companies or have conducted a reverse merger. They have affirmed to us that they have given us all information known or available to them.

     Mr. Henderson is under no legal or regulatory obligation to ascertain this kind of information from Garden Bay's shareholders. Further, the shareholders are not obligated to provide such information once requested. Accordingly, the ability to ascertain this information is nearly impossible without the engagement of private investigators, which would place an undue burden and expense on the Company.

     16. The reference to Item 601(b)(99) of Regulation S-K was in error. We have amended the Registration Statement to reflect that the contracts with Allpro Pool Service, Crystal Blue Waters and Mr. Henderson are filed under Item 601(b)(10) of Regulation S-K.

Sincerely,

FREEFLOW, INC.


/s/ "S" Douglas Henderson
----------------------------------
"S" Douglas Henderson
President

Cc: Karen Batcher, Esq.


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